Exhibit 1
Rx Investor Value Corporation

August 29, 2016

Dear Fellow HealthWarehouse.com, Inc. Shareholders:
Your board of directors issued this statement in its recent letter to shareholders:
"The value of your common stock has more than DOUBLED since the end of 2015 and has more than TRIPLED since the end of 2014 under your current Board of Directors' and management's direction and strategy."
We encourage you to consider some data about HEWA's stock price.
1.
Since its closing price high of $7.74 on June 5, 2012, HEWA's stock price has dropped 94%. Glass-Lewis, an independent proxy advisory firm, issued a "DO NOT VOTE for the HEWA Board of Directors Nominees" recommendation on August 24, 2016 and noted the following:

"For the period between December 21, 2010 (being the last trading day before Mr. Savarino became a director of the Company, and the starting point at which three of the four Management Nominees have served together on the Company's board) and August 1, 2016 (being the last trading day before RIVC filed its initial Schedule 13D disclosing its intention to pursue this proxy contest), the Company's stock price has lost nearly 91% of its value, compared to a 71.4% gain by the Russell 3000 Index;"
2.
Over the recent term, the current Board of Directors' and management may have increased the share price as a result of their direction and strategy. If they have, we have seen no disclosure that explains this. However, we are aware of two events, which lie outside of the board's direction and strategy, which we believe correlate with the recent stock price increase.

a)
Since RIVC entered into its Non-Disclosure Agreement with the company on October 23, 2015 up until the day before RIVC filed its preliminary proxy with the SEC, August 5, 2016, HEWA's share price has increased 212%, an average of 1.1% per day. For the time period in 2015 before the date in which RIVC entered into its Non-Disclosure Agreement with the company, the share price has increased by 14%, an average of 0.1% per day. Since RIVC filed its preliminary proxy with the SEC, the share price has increased by 1.7% per day.

b)
In early January 2016, Consumer Reports published a review of prescription drug costs. In its report, Consumer Reports gave HEWA an unsolicited, favorable review of the company's prices as compared to other providers of prescription medicine.

The company's revenue spiked by 27% over the fourth quarter of 2015 in the first quarter of 2016. We believe this may be somewhat related to the positive but unsolicited Consumer Reports recommendation. The first quarter spike was, however, short-lived. In the second quarter of 2016, revenue has slowed substantially to a 2.4% increase over the first quarter of 2016. If the board and management's strategy is to generate additional third party recommendations, it may take considerable time for this strategy to have repeated results.

We urge all shareholders to review any and all company statements critically. As we have outlined in our August 26, 2016 letter to the company, the company has filed reports with the SEC which we believe contain materially false and misleading statements about the company's state licensures.
Sincerely,
/s/ Jeffrey T. Holtmeier
Jeffrey T. Holtmeier
CEO

RX INVESTOR VALUE CORPORATION ("RIVC") INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF HEALTHWAREHOUSE.COM, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2016 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY RIVC, MARK SCOTT, JEFFREY HOLTMEIER, BRIAN ROSS, MICHAEL PEPPEL AND DR. STEPHEN WEISS AND RELATED PARTICIPANTS IN THE SOLICITATION (COLLECTIVELY, THE "PARTICIPANTS"), WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, OKAPI PARTNERS, RIVC'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING OKAPI TOLL-FREE AT 877-259-6290.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN THE DEFINITIVE SCHEDULE 14A TO BE FILED BY RIVC WITH THE SEC. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE. MARK SCOTT OWNS 4,480,861 SHARES OF THE COMPANY. RIVC OWNS 1,100 SHARES OF THE COMPANY. BRIAN ROSS OWNS 0 SHARES OF THE COMPANY. MICHAEL PEPPEL OWNS 0 SHARES OF THE COMPANY. JEFFREY HOLTMEIER OWNS 19,900 SHARES OF THE COMPANY. DR. STEPHEN WEISS OWNS 1,020,000 SHARES OF THE COMPANY.